Exhibit 21.1
Subsidiaries of 1Life Healthcare Inc.

Name	Domestic Jurisdiction

Iora Health, LLC (formerly Iora Health, Inc.)	Delaware
Iora Senior Health, LLC (formerly Iora Senior Health, Inc.)	Delaware
Iora Health NE DCE, LLC	Delaware
Iora Health Quality Network LLC	Delaware
OM Seniors, Inc.	Delaware
One Medical ACO, LLC	Delaware
PeakMed Colorado, LLC	Colorado